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April 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 5 Filed March 18, 2021 File No. 024-11140

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 13, 2021 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment on Form 1-A filed with the Commission on March 18, 2021 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

Appendix B - Years-End Letter to Investors - 2020, page B-1

 1.       We note that you have provided return information that appears to aggregate all of the programs sponsored by Rise Companies on the Fundrise platform as well as return information aggregated based on investment objective. Please explain to us in more detail your basis for providing this information and additional detail regarding how you calculated the returns. Please also explain to us the relevance of the aggregated return information, particularly as you have presented it in comparison to the return information of the Vanguard Total Stock Market ETF and Vanguard Real Estate ETF, given the differences between these products. In this respect, we note that an investor cannot invest in the aggregated platform of Fundrise as one could in either Vanguard product and other differences, such as liquidity and fees.

Response to Comment No. 1

RESPONSE: For the reasons set forth below, the Company respectfully advises the Staff that it believes that the information contained in the platform-wide year-end letter to investors was appropriate for potential shareholders of the Company and existing investors in programs sponsored by Rise Companies (the "Sponsored Programs") that are offered through the Fundrise platform (the "Fundrise Platform") because:

●	the letter contains specific disclosure regarding the methodology of the return calculations and clearly states that aggregate Fundrise Platform returns are not representative of any individual program or investor return;

●	given the widespread diverse shareholdings across the various Sponsored Programs, individual investors are well served by receiving aggregate information that can be used to compare their own individual performance with a given Sponsored Program(s) versus performance of the entire Fundrise Platform; and

●	the Vanguard ETFs are appropriate proxies for market performance as they are highly regarded, low fee, and available to investors as alternative investments to the Company and the other Sponsored Programs.

The above conclusions are informed by the following:

To begin, the Company respectfully notes that the letter in question was sent to all investors on the Fundrise Platform who have invested in one (1) or more Sponsored Programs, not just investors in the Company, and does not purport to give the performance of a single Sponsored Program, but rather an overview of the Fundrise Platform as a whole. This fact is highlighted in footnote 1 to the letter, which explains how the returns were calculated and how they do not represent any individual investor or individual Sponsored Program return:

Fundrise platform performance for each calendar year consists of the time-weighted, weighted-average returns of the real estate investing programs sponsored by Rise Companies Corp., and is not representative of the performance of any individual Fundrise investor. 7-year average performance is the compounded annual growth rate (CAGR) across each calendar year of performance from 2014 to 2020 [sic]. Individual investment results may vary depending on the mix of investments owned by any investor on the Fundrise platform. Fundrise platform performance does not include investments in Rise Companies Corp itself (The Fundrise iPO) or the Fundrise Opportunity Fund, the inclusion of either of which could potentially have a negative effect on the total performance of the Fundrise platform. Past performance is not indicative of future results, and all investments may result in total or partial loss. All prospective investors should consult their personal tax and investment advisors before making any investment on the Fundrise platform. All estimated performance figures presented are net of fees and inclusive of dividend reinvestment. For more information, please see our full performance disclosure, as well as the offering circulars available at fundrise.com/oc. (emphasis added)

Further, the Company respectfully notes that it is but one of a number of related Sponsored Programs, and that, while there is no "Fundrise ETF" across the Sponsored Programs that is perfectly analogous to either of the Vanguard ETFs, the individual investors on the Fundrise Platform tend to be invested in a large number of Sponsored Programs. In fact approximately 83% of investors on the Fundrise Platform are invested in five (5) or more of the eighteen (18) Sponsored Programs, and each individual investor's specific mix of investments is vary widely based on the Sponsored Program(s) invested in, investment amount(s)s, date of investment(s), etc. Indeed, each investor's portfolio of investments in Sponsored Programs is unique in its composition and in its performance.

Accordingly, given the widespread and diverse holdings of Sponsored Programs by individual investors on the Fundrise Platform, we respectfully submit that an annual letter to all of the investors on the Fundrise Platform containing aggregated information across the entire portfolio of investments and related Sponsored Programs provides investors and prospective investors with a holistic view of the Fundrise Platform, that allows such investors to know (a) how the Fundrise Platform as a whole, as opposed to a single Sponsored Program, had performed over the previous year, (b) how the performance of the individual investor's portfolio of Sponsored Programs (which is available to individual investors at anytime on the Fundrise Platform and is updated daily) performed relative to the aggregate performance of the Fundrise Platform, and (c) how the Fundrise Platform as a whole performed versus industry-recognized benchmarks of market performance (such as Vanguard ETFs) that are available to them as alternatives to investing in one or more Sponsored Program, such as the Company.

We further submit that the Vanguard Total Stock Market ETF and the Vanguard Real Estate ETFs are appropriate proxies for the performance of the stock market and the public REIT industry as a whole, and are in fact very high bars with which to compare oneself, as they are (a) highly regarded for their respective investment theses and low fees (although, we respectfully note, that for the Vanguard ETFs, while the ETFs themselves may have very low fees, investors in such ETFs would also indirectly bear the costs of the fees of its underlying holdings, such as the various fees that public REITs may charge in their operations), (b) available to investors as an alternative to investing in the Company (and its related Sponsored Programs), and (c) managed investment vehicles, and therefore tend to outperform general indices. For example, compare the performance of the Vanguard Real Estate ETF versus that of the MSCI US REIT Index, the benchmark used by the Blackstone Real Estate Income Trust in its 2020 year end letter to investors - the MSCI US REIT Index is not an alternative investment product to BREIT, and, in fact, did significantly worse than the Vanguard Real Estate ETF over the course of 2020 (-7.60% of the MSCI US REIT Index (according to the BREIT's 2020 annual letter to investors) versus -4.72% for the Vanguard Real Estate ETF).

Lastly, with regard to the inclusion of the Vanguard ETFs as comparative points, the Company respectfully submits that issuers that are required to file periodic reports pursuant to the Securities Exchange Act of 1934 (the "34 Act"), are required to include in their annual reports on Form 10-K, pursuant to Item 201(e) of Regulation S-K, a performance graph showing comparative performance of such issuer against, among other things, "[p]eer issuer(s) selected in good faith." The Company respectfully submits that, while it is not subject to the reporting requirements of either the 34 Act nor Item 201(e) of Regulation S-K, each of the Vanguard ETFs was chosen in good faith as a means to allow public investors to compare the performance of the Company and the other Sponsored Programs against high-quality, widely respected and publicly available issuers whose investment objectives broadly mirror those of the public stock markets (generally) and the public REIT market (specifically).

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP